VF 2-11-04

RECD S.E.C.

JAN 2 9 2004

1086

**A 2-10-2004

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

04002180

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12324

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/02 (MM/DD/YY) AND ENDING 11/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lehman Brothers Inc. ~~and Subsidiaries~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
745 7th Avenue
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dave Goldfarb (212) 526-8726
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 17 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

0301-0387792-NY

This report ** contains (check all applicable boxes):

x	(a)	Facing page.
x	(b)	Oath or Affirmation.
	(c)	Consolidated Statement of Income.
x	(d)	Consolidated Statement of Financial Condition.
	(e)	Consolidated Statement of Changes in Stockholder's Equity.
	(f)	Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
	(g)	Consolidated Statement of Cash Flows.
	(h)	Computation of Net Capital.
	(i)	Statement of Assets Deemed Nonallowable in Computing Net Capital Under Rule 15c3-1.
	(j)	Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3.
	(k)	Information for Possession or Control Requirements Under Rule 15c3-3.
	(l)	Statement Pursuant to Paragraph (d) (4) of Rule 17a-5.
	(m)	Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
	(n)	Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7. - Foreign Futures and Foreign Options Secured Amounts.
	(o)	Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7. - Funds Deposited in Separate Regulation 30.7 Accounts.
	(p)	Statement Pursuant to Section 1.10 (d) (2) of the Commodity Exchange Act.
	(q)	Reconciliation of Assets, Liabilities and Stockholder's Equity to the Regulatory Report.
	(r)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
	(s)	Supplemental Report of Independent Auditors on Internal Control Required by Securities and Exchange Commission Rule 17a-5.
	(t)	Supplemental Report of Independent Auditors on Internal Control Required by Commodities Futures Trading Commission Regulation 1.16.

** For conditions or confidential treatment of certain portions of this filing, see Section 240.17a-5(e) (3).

OATH OR AFFIRMATION

I, David Goldfarb, swear that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Lehman Brothers Inc., as of November 30, 2003 are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

The financial statements and supplemental information of the Company are made available to all of the Company's members and allied members of the New York Stock Exchange, Inc.

David Goldfarb
Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this 26 day of January, 2004

NOTARY PUBLIC #O1CA4896362
Expiration 7/6/07
New York, New York

In and for the State of New York
Residing in New York

Joan Livingstone Calderon
Joan Livingstone Calderon
Notary Public, State of New York
#01CA4896362
Qualified in New York County
Commission Expires 7/6/07

Consolidated Statement of Financial Condition

Lehman Brothers Inc. and Subsidiaries

November 30, 2003

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors and Stockholder of
Lehman Brothers Inc.

We have audited the accompanying consolidated statement of financial condition of Lehman Brothers Inc. and Subsidiaries (the "Company") as of November 30, 2003. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Lehman Brothers Inc. and Subsidiaries at November 30, 2003 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
January 29, 2004

Lehman Brothers Inc. and Subsidiaries

Consolidated Statement of Financial Condition

(in millions)	**November 30, 2003**
Assets	
Cash and cash equivalents	$ 434
Cash and securities segregated and on deposit for regulatory and other purposes	1,937
Securities and other financial instruments owned (includes $39,662 pledged as collateral)	81,871
Collateralized short-term agreements:	
Securities purchased under agreements to resell	70,391
Securities borrowed	70,830
Receivables:	
Brokers, dealers and clearing organizations	5,769
Customers	6,864
Affiliates	10,913
Others	309
Property, equipment and leasehold improvements (net of accumulated depreciation and amortization of $159)	158
Other assets	478
Excess of cost over fair value of net assets acquired (net of accumulated amortization of $136)	150
Total assets	$250,104

See Notes to Consolidated Statement of Financial Condition.

Lehman Brothers Inc. and Subsidiaries

Consolidated Statement of Financial Condition (continued)

(in millions except per share data)	**November 30, 2003**
Liabilities and stockholder's equity	
Short-term debt	$ 161
Securities and other financial instruments sold but not yet purchased	56,958
Collateralized short-term financing:	
Securities sold under agreements to repurchase	101,047
Securities loaned	50,430
Other secured borrowings	852
Advances from Holdings and other affiliates	14,221
Payables:	
Brokers, dealers and clearing organizations	3,939
Customers	8,190
Accrued liabilities and other payables	3,886
Long-term debt:	
Senior notes	1,685
Subordinated indebtedness	5,429
Total liabilities	246,798
Commitments and contingencies	
Stockholder's equity	
Preferred stock, $0.10 par value; 10,000 shares authorized; none outstanding	
Common stock, $0.10 par value; 10,000 shares authorized; 1,006 shares issued and outstanding	
Additional paid-in capital	1,788
Accumulated other comprehensive income	4
Retained earnings	1,514
Total stockholder's equity	3,306
Total liabilities and stockholder's equity	$250,104

See Notes to Consolidated Statement of Financial Condition.

Table of Contents

Note 1.	Summary of Significant Accounting Policies	4
Note 2.	Financial Instruments	9
Note 3.	Derivative Financial Instruments	9
Note 4.	Securitizations	11
Note 5.	Securities Pledged as Collateral	12
Note 6.	Short-term Debt	13
Note 7.	Long-term Debt	13
Note 8.	Fair Value of Financial Instruments	14
Note 9.	Commitments and Contingencies	15
Note 10.	Capital Requirements	18
Note 11.	Holdings' Benefit and Incentive Plans	19
Note 12.	Holdings' Employee Benefit Plans	19
Note 13.	Income Taxes	21
Note 14.	Regulatory Settlement	22
Note 15.	September 11th Related (Recoveries)/Expenses, Net and Real Estate Restructuring	22
Note 16.	Related Party Transactions	22

Lehman Brother Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Lehman Brothers Inc., a registered broker-dealer ("LBI") and subsidiaries (collectively, the "Company"). LBI is a wholly-owned subsidiary of Lehman Brothers Holdings Inc. ("Holdings"). (Holdings and its subsidiaries are collectively referred to as "Lehman Brothers".) The Company is one of the leading global investment banks serving institutional, corporate, government and high-net-worth individual clients and customers. The Company's worldwide headquarters in New York are complemented by offices in additional locations in North America, Europe, the Middle East, Latin America and the Asia Pacific Region. The Company is engaged primarily in providing financial services. All material intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements are prepared in conformity with generally accepted accounting principles which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management estimates are required to be used in determining the valuation of trading inventory particularly in the area of OTC derivatives, certain high yield positions and private equity securities. Additionally, management estimates are required in assessing the realizability of deferred tax assets, the outcome of litigation and determining the components of the September 11th related recoveries/expenses and other real estate reconfiguration costs. Management believes that the estimates used in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Certain prior period amounts reflect reclassifications to conform to the current year's presentation.

Consolidation Accounting Policies

Operating Companies. Financial Accounting Standards Board ("FASB") Interpretation No. 46, "Consolidation of Variable Interest Entities—an interpretation of ARB No. 51, ("FIN 46"), which was issued in January 2003, defines the criteria necessary to be considered an operating company for which the consolidation accounting guidance of Statement of Financial Accounting Standards ("SFAS") No. 94, "Consolidation of All Majority-Owned Subsidiaries ("SFAS 94") should be applied. SFAS 94 is a control-based model and requires consolidation for those entities in which the Company has a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority voting interest in an entity. FIN 46 defines operating companies to include only those entities that have sufficient legal equity to absorb the entities' expected losses (presumed to require minimum 10% equity), and for which the equity holders have substantive voting rights and participate substantively in the gains and losses of such entities. Accordingly, the Company consolidates operating companies in which it has a controlling financial interest. Operating companies in which the Company holds a non-controlling interest are accounted for under the equity method when the Company is able to exercise significant influence over the business activities of such entities. Significant influence is generally deemed to exist when the Company owns 20% to 50% of the voting equity of a corporation or when the Company holds at least 3% of a limited partnership interest. The cost method is applied when the ability to exercise significant influence is not present.

Special Purpose Entities. Special purpose entities ("SPEs") are corporations, trusts or partnerships that are established for a limited purpose. SPEs by their nature generally do not provide equity owners with significant voting powers because the SPE documents govern all material decisions. The Company's primary involvement with SPEs relates to securitization transactions in which transferred assets, including mortgages, loans, receivables and other assets, are sold to an SPE and repackaged into securities (i.e., securitized). SPEs also may be used by the Company to create securities with a unique risk profile desired by investors and as a means of intermediating financial risk. In the normal course of business, the Company may establish SPEs, sell assets to SPEs, underwrite, distribute, and make a market in securities issued by SPEs, transact derivatives with SPEs, own securities or residual interests in SPEs, and provide liquidity or other guarantees for SPEs.

The Company accounts for the transfers of financial assets, including transfers to SPEs, in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," ("SFAS 140"). In accordance with this guidance, the Company recognizes transfers of financial assets as sales provided control has been relinquished. Control is deemed to be relinquished only when all of the following conditions have been met: (i) the assets have been isolated from the transferor, even in bankruptcy or other receivership (true sale opinions are required); (ii) the transferee has the right to pledge or exchange the assets received and (iii) the transferor has not maintained effective control over the transferred assets (e.g., a unilateral ability to repurchase a unique or specific asset). Therefore, in accordance with this guidance, the Company derecognizes financial assets transferred in securitizations provided the Company has relinquished control over such assets.

There are two types of SPEs including qualifying special purpose entities ("QSPEs") or variable interest entities ("VIEs"). The majority of the Company's involvement with SPEs relates to securitization transactions meeting the SFAS 140 definition of a QSPE. A QSPE can generally be described as an entity with significantly limited powers that are intended to limit it to passively holding financial assets and distributing cash flows based on pre-set terms. Under SFAS 140, the Company is not required to, and does not, consolidate QSPEs. Rather, the Company accounts for its involvement with QSPEs under a financial components approach in which the Company recognizes only its retained involvement with the QSPE. The Company accounts for such retained interests at fair value with changes in fair value reported in earnings. FIN 46 does not alter the accounting for involvement with QSPEs.

The Company is a market leader in mortgage (both residential and commercial), municipal and other asset-backed securitizations that are principally transacted through QSPEs. The Company securitized approximately $172 billion of financial assets during 2003, including $138 billion of residential mortgages, $10 billion of commercial mortgages and $24 billion of municipal and other financial assets. At November 30, 2003, the Company had approximately $1.0 billion of non-investment-grade retained interest from its securitization activities. Retained interests are recorded in Securities and other financial instruments owned on the Consolidated Statement of Financial Condition and primarily represent junior interests in commercial and residential securitization transactions. The Company records its trading assets, including retained interests at fair value with related gains or losses recognized in Principal transactions in the Consolidated Statement of Income. (See Note 4 to the Consolidated Financial Statements.)

Certain special purpose entities do not meet the QSPE criteria due to their permitted activities not being sufficiently limited, or because the assets are not deemed qualifying financial instruments (e.g., real estate). FIN 46 defines entities that are not operating companies and that do not meet the QSPE criteria as VIEs. Under FIN 46, the Company is required to consolidate a VIE if it is deemed to be the primary beneficiary of such entity. The primary beneficiary is the party that has either a majority of the expected losses or a majority of the expected residual returns of such entity, as defined. FIN 46 is effective for the Company's involvement with VIEs created after January 31, 2003 and as such the Company has consolidated such VIEs for which the Company was deemed to be the primary beneficiary. The impact of adopting FIN 46 for such transactions in 2003 was not material to the Company's results of operations or statement of financial condition. While the Company is continuing its analysis of the revised interpretation, the Company does not anticipate the adoption of the revised interpretation in 2004 will have a material impact on the Company's financial condition or results of operations. Examples of the Company's involvement with VIEs include collateralized debt obligations ("CDOs") and synthetic credit transactions.

With respect to CDO transactions in which a diversified portfolio of securities and/or loans is owned by a SPE and managed by an independent asset manager, the Company's role is principally limited to acting as structuring and placement agent, warehouse provider, underwriter and market maker in the related CDO securities. In a typical CDO, at the direction of a third-party asset manager, the Company will warehouse securities or loans on its balance sheet, pending the transfer to the SPE once the permanent financing is completed in the capital markets. During 2003, the Company acted as warehouse provider and underwriter for approximately $601 million of CDO transactions. At November 30, 2003, the Company did not have any significant continuing involvement in the CDOs arranged by the Company other than acting as market maker (i.e., holding minority amounts of investment grade securities purchased in the secondary markets for short time periods) and, as such, the Company is not required to consolidate theses transactions. At November 30, 2003, the Company's holdings of subordinated classes in such CDO transactions was not material.

The Company is a dealer in credit default swaps and, as such, makes a market in buying and selling credit protection on single issuers as well as on portfolios of credit exposures. One of the mechanisms used by the Company to mitigate credit risk is synthetic credit transactions entered into with SPEs. In these transactions, the Company purchases credit protection in the form of a credit default swap from the SPE on referenced obligations (single issuer or portfolio). The Company pays a premium to the SPE for this protection and is secured by high quality collateral purchased by the SPE. Third-party investors in these SPEs are subject to default risk associated with the referenced obligations under the default swap as well as credit risk to the assets held by the SPE. The Company's maximum loss associated with its involvement with such synthetic credit transactions is the fair value of the Company's credit default swaps with such SPEs, which approximated $41 million at November 30, 2003. While this amount represents the maximum amount the Company could potentially lose on such agreements the maximum loss is highly unlikely because the value of the underlying collateral held by the SPEs was $3.5 billion and was investment grade quality. Since the results of our expected loss calculations generally demonstrate that the investors in the SPE bears a majority of the entities expected losses (as the investors assume default risk associated with both the reference portfolio and the SPEs assets), the Company is not deemed to be the primary beneficiary of these transactions and as such does not consolidate under FIN 46.

With respect to the Company's involvement with SPE entities established prior to February 1, 2003, the Company follows the accounting guidance provided by SFAS 140 and Emerging Issues Task Force ("EITF") Topic D-14, "Transactions involving Special-Purpose Entities," to determine whether consolidation is required. Under this guidance, the Company is not required to, and does not, consolidate such SPE if a third-party investor made a substantive equity investment in the SPE (minimum of 3%), was subject to first-dollar risk of loss of such SPE, and had a controlling financial interest.

Securities and Other Financial Instruments
Securities and other financial instruments owned and Securities and other financial instruments sold but not yet purchased are valued at market or fair value, as appropriate, with unrealized gains and losses reflected in earnings. At November 30, 2003 all firm-owned securities pledged to counterparties that have the right, by contract or custom, to sell or repledge the securities are classified as Securities owned (pledged as collateral) as required by SFAS 140.

Derivative Financial Instruments
Derivatives are financial instruments whose value is based on an underlying asset (e.g., Treasury bond), index (e.g., S&P 500) or reference rate (e.g., LIBOR), such as futures, forwards, swaps, option contracts, or other financial instruments with similar characteristics. A derivative contract generally represents a future commitment to exchange interest payment streams or currencies based on the contract or notional amount or to purchase or sell other financial instruments at specified terms on a specified date. Over-the-counter ("OTC") derivative products are privately-negotiated contractual agreements that can be tailored to meet individual client needs and include forwards, swaps and certain options including caps, collars and floors. Exchange-traded derivative products are standardized contracts transacted through regulated exchanges and include futures and certain option contracts listed on an exchange.

Derivatives are recorded at market or fair value in the Consolidated Statement of Financial Condition on a net-by-counterparty basis when a legal right of set-off exists and are netted across products when such provisions are stated in the master netting agreement. Derivatives are often referred to as off-balance-sheet instruments because neither their notional amounts nor the underlying instruments are reflected as assets or liabilities of the Company. Instead, the market or fair values related to the derivative transactions are reported in the Consolidated Statement of Financial Condition as assets or liabilities in Derivatives and other contractual agreements, as applicable. Margin on futures contracts is included in receivables and payables from/to brokers, dealers and clearing organizations, as applicable. Market or fair value is generally determined by either quoted market prices (for exchange-traded futures and options) or pricing models (for swaps, forwards and options). Pricing models use a series of market inputs to determine the present value of future cash flows with adjustments, as required, for credit risk and liquidity risk. Further valuation adjustments may be recorded, as deemed appropriate, for new or complex products or for positions with significant concentrations. These adjustments are integral components of the mark-to-market process. Credit-related valuation adjustments incorporate business and economic conditions, historical experience, concentrations, estimates of expected losses and the character, quality and performance of credit sensitive financial instruments.

As an end user, the Company primarily uses derivatives to modify the interest rate characteristics of its long-term debt and secured financing activities. The Company also uses equity derivatives to hedge its exposure to equity price risk embedded in certain of its debt obligations and foreign exchange forwards to manage the currency exposure related to its net investment in non-U.S.-dollar functional currency operations (collectively, "End-User Derivative Activities"). The accounting for End-User Derivative Activities is dependent upon the nature of the hedging relationship. In certain hedging relationships both the derivative and the hedged item are marked-to-market through earnings ("fair value hedge"). In many instances, the hedge relationship is fully effective and the mark-to-market on the derivative and the hedged item offset. In other hedging relationships, the derivative is marked-to-market with the offsetting gains or losses recorded in Accumulated other comprehensive income, a component of Stockholders' Equity, until the related hedged item is recognized in earnings ("cash flow hedge"). Certain derivatives embedded in long-term debt are bifurcated from the debt and marked-to-market through earnings.

The Company principally uses fair value hedges to convert a substantial portion of the Company's fixed-rate debt and certain long-term secured financing activities to floating interest rates. Any hedge ineffectiveness in these relationships is recorded in earnings. Gains or losses from revaluing foreign exchange contracts associated with hedging the Company's net investments in non-U.S.-dollar functional currency operations are reported within Accumulated other comprehensive income in Stockholders' Equity. Unrealized receivables/payables resulting from the mark-to-market of end-user derivatives are included in Securities and other financial instruments owned or sold but not yet purchased.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The statement amended and clarified the financial accounting and reporting for derivative instruments and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The adoption of the statement did not have a material effect on the Company's financial condition or its results of operations.

Secured Financing Activities

Repurchase and Resale Agreements. Securities purchased under agreements to resell and Securities sold under agreements to repurchase, which are treated as financing transactions for financial reporting purposes, are collateralized primarily by government and government agency securities and are carried net by counterparty, when permitted, at the amounts at which the securities will be subsequently resold or repurchased plus accrued interest. It is the Company's policy to take possession of securities purchased under agreements to resell. The Company monitors the market value of the underlying positions on a daily basis compared with the related receivable or payable balances, including accrued interest. The Company requires counterparties to deposit additional collateral or return collateral pledged, as necessary, to ensure the market value of the underlying collateral remains sufficient. Securities and other financial instruments owned that are financed under repurchase agreements are carried at market value with changes in market value recorded in earnings.

The Company uses interest rate swaps as an end user to modify the interest rate exposure associated with certain fixed rate resale and repurchase agreements. The Company adjusts the carrying value of these secured financing transactions that have been designated as the hedged item.

Securities Borrowed and Loaned. Securities borrowed and securities loaned are carried at the amount of cash collateral advanced or received plus accrued interest. It is the Company's policy to value the securities borrowed and loaned on a daily basis and to obtain additional cash as necessary to ensure such transactions are adequately collateralized.

Other Secured Borrowings. Other secured borrowings are recorded at contractual amounts plus accrued interest.

Private Equity Investments

The Company carries its private equity investments, including its partnership interests, at fair value based on the Company's assessment of each underlying investment.

Long-Lived Assets

Property, equipment and leasehold improvements are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets.

Buildings are depreciated up to a maximum of 40 years. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases, ranging up to 30 years. Equipment, furniture and fixtures are depreciated over periods of up to 15 years. Internal use software that qualifies for capitalization under AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," is capitalized and subsequently amortized over the estimated useful life of the software, generally 3 years, with a maximum of 7 years. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss would be recognized to the extent the carrying value of such asset exceeded its fair value.

Goodwill and Intangible Assets
On December 1, 2001, the Company adopted SFAS No. 141, "Business Combinations," ("SFAS 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, intangible assets with indefinite lives and goodwill are not permitted to be amortized. Instead, these assets are evaluated at least annually for impairment. Goodwill is reduced upon the recognition of certain acquired net operating loss carryforward benefits.

Equity-Based Awards
The Company's employees participate in Holdings' stock-based incentive plans. Holdings accounts for these awards on a consolidated basis in accordance with Accounting Principals Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and its related interpretations. SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") established financial accounting and reporting standards for equity-based employee and non-employee compensation. SFAS 123 permits companies to account for equity-based employee compensation using the intrinsic-value method prescribed by APB 25 or using the fair-value method prescribed by SFAS 123. Through November 30, 2003 Holdings followed APB 25 and its related interpretations to account for equity-based employee compensation. Accordingly, no compensation expense was recognized for stock option awards because the exercise price equaled or exceeded the market value of Holding's common stock on the grant date. Compensation expense was recognized for restricted stock units with future service requirements over the relevant service periods.

Beginning in 2004, Holdings will adopt the fair-value method of accounting for equity-based employee awards using the prospective transition method permitted by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS 148"). Under this method of transition, compensation expense will be recognized based on the fair value of stock options and restricted stock units granted for 2004 and future years over the related service period. Stock options granted for the years ended November 30, 2003 and before will continue to be accounted for under APB 25.

Income Taxes
The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the financial statements using the provisions of the enacted tax laws. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carryforwards. The Company records a valuation allowance to reduce deferred tax assets to an amount that more likely than not will be realized. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years.

Translation Of Foreign Currencies
Assets and liabilities of foreign subsidiaries having non-U.S.-dollar functional currencies are translated at exchange rates at the Consolidated Statement of Financial Condition date. Revenues and expenses are translated at average exchange rates during the period. The gains or losses resulting from translating foreign currency financial statements into U.S. dollars, net of hedging gains or losses and taxes, are included in Accumulated other comprehensive income, a component of Stockholders' Equity.

Note 2. Financial Instruments

Securities and other financial instruments owned and Securities and other financial instruments sold but not yet purchased are recorded at fair value and were comprised of the following:

(In millions)	**November 30, 2003**
Securities and other financial instruments owned:	
Mortgages and mortgage-backed	$ 7,138
Government and agencies	30,127
Derivatives and other contractual agreements	9,445
Corporate debt and other	15,382
Corporate equities	18,960
Certificates of deposit and other money market instruments	819
	$81,871
Securities and other financial instruments sold but not yet purchased:	
Government and agencies	$34,499
Derivatives and other contractual agreements	9,026
Corporate debt and other	4,219
Corporate equities	9,214
	$56,958

Note 3. Derivative Financial Instruments

In the normal course of business the Company enters into derivative transactions both in a trading capacity and as an end-user. The Company's derivative activities (both trading and end-user) are recorded at fair value in the Consolidated Statement of Financial Condition. Acting in a trading capacity, the Company enters into derivative transactions to satisfy the needs of its clients and to manage its own exposure to market and credit risks resulting from its trading activities (collectively, "Trading-Related Derivative Activities"). As an end-user, the Company primarily enters into interest rate swap and option contracts to adjust the interest rate nature of its funding sources from fixed to floating rates and to change the index upon which floating interest rates are based (e.g., Prime to LIBOR) (collectively, "End-User Derivative Activities").

Derivatives are subject to various risks similar to other financial instruments including market, credit and operational risk. In addition, the Company may be exposed to legal risks related to its derivative activities including the possibility a transaction may be unenforceable under applicable law. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with the Company's other trading-related activities. The Company manages the risks associated with derivatives on an aggregate basis along with the risks associated with its proprietary trading and market-making activities in cash instruments as part of its firmwide risk management policies.

The Company records its Trading-Related Derivative Activities at fair value. Unrealized gains and losses on derivative contracts are recorded on a net basis in the Consolidated Statement of Financial Condition for those transactions with counterparties executed under a legally enforceable master netting agreement and are netted across products when such provisions are stated in the master netting agreement. The Company offers equity, fixed income and foreign exchange products to its customers. Because of the integrated nature of the market for such products, each product area trades cash instruments as well as derivative products.

The following table presents the fair value of the Company's derivatives at November 30, 2003. Assets included in the table represent unrealized gains, net of unrealized losses for situations in which the Company has a master netting agreement. Similarly, liabilities represent net amounts owed to counterparties. The fair value of assets/liabilities related to derivative contracts at November 30, 2003 represents the Company's net receivable/payable for derivative financial instruments before consideration of collateral. Included within the $9,445 million fair value of assets at November 30,

2003 was $8,784 million related to swaps and other OTC contracts and $661 million related to exchange-traded option and warrant contracts.

Fair Value of Derivative Financial Instruments

	Fair Value*	
	November 30, 2003	
(In millions)	Assets	Liabilities
Interest rate, currency and credit default swaps and options (including caps, collars and floors)	$7,443	$6,958
Foreign exchange forward contracts and options	653	722
Other fixed income securities contracts (including futures contracts, options and TBAs)	334	667
Equity contracts (including equity swaps, warrants and options)	1,015	679
	$9,445	$9,026

* Amounts represent carrying value (exclusive of collateral) and do not include receivables or payables related to exchange-traded futures contracts.

The primary difference in risks between OTC and exchange-traded contracts is credit risk. OTC contracts contain credit risk for unrealized gains, net of collateral, from various counterparties for the duration of the contract. With respect to OTC contracts, including swaps, the Company views its net credit exposure to third parties to be $7,706 million at November 30, 2003 representing the fair value of the Company's OTC contracts in an unrealized gain position, after consideration of collateral.

Presented below is an analysis of the Company's net credit exposure at November 30, 2003 for OTC contracts based on actual ratings made by external rating agencies or by equivalent ratings established and used by the Company's Credit Risk Management Department.

Counterparty Risk Rating	S&P/Moody's Equivalent	Net Credit Exposure
1	AAA/Aaa	13%
2	AA-/Aa3 or higher	25%
3	A-/A3 or higher	43%
4	BBB-/Baa3 or higher	15%
5	BB-/Ba3 or higher	3%
6	B+/B1 or lower	1%

Counterparties to the Company's OTC derivative products are primarily financial intermediaries (U.S. and foreign banks), securities firms, corporations, governments and their agencies, finance companies, insurance companies, investment companies and pension funds. Collateral held related to OTC contracts generally includes cash and U.S. government and federal agency securities.

The Company is also subject to credit risk related to its exchange-traded derivative contracts. Exchange-traded contracts, including futures and certain options, are transacted directly on exchanges. To protect against the potential for a default, all exchange clearinghouses impose net capital requirements for their membership. Additionally, exchange clearinghouses require counterparties to futures contracts to post margin upon the origination of the contracts and for any changes in the market value of the contracts on a daily basis (certain foreign exchanges provide for settlement within three days). Therefore, the potential for credit losses from exchange-traded products is limited.

End-User Derivative Activities
The Company uses a variety of derivative products for non-trading purposes as an end-user to modify the interest rate characteristics of its long-term debt portfolio and certain secured financing activities. In this regard, the Company primarily enters into fair value hedges using interest rate swaps to convert a substantial portion of its fixed-rate long-term debt and certain term fixed-rate secured financing activities to floating interest rates. The ineffective portion of the fair value hedges was included in Retained earnings in the Consolidated Statement of Financial Condition and was not material at November 30, 2003. At November 30, 2003 the notional amount of the Company's End-User Derivative Activities related to its long-term-debt obligations was approximately $1.9 billion. (For a further discussion of the Company's long-term-debt-related End-User Derivative Activities see Note 7.)

The Company also uses derivative products as an end user to modify its interest rate exposure associated with its secured financing activities, including Securities purchased under agreements to resell, Securities borrowed, Securities sold under agreements to repurchase and Securities loaned and Other secured borrowings. As with the Company's long-term debt, its secured financing activities expose the Company to interest rate risk. The Company, as an end user, manages the interest rate risk related to these activities by using derivative financial instruments, including interest rate swaps and purchased options. The Company designates certain specific derivative transactions as hedges of specific assets and liabilities with matching maturities. At November 30, 2003 the Company, as an end user, used derivative financial instruments with an aggregate notional amount of $8.1 billion to modify the interest rate characteristics of its secured financing activities. The total notional amount of these agreements had a weighted-average maturity of 4.5 years at November 30, 2003.

Note 4. Securitizations

The Company is a market leader in mortgage- and asset-backed securitizations and other structured financing arrangements. In connection with these activities, the Company uses special purpose entities principally for (but not limited to) the securitization of commercial and residential mortgages, home equity loans, government and corporate bonds, and lease and trade receivables. The Company derecognizes financial assets transferred in securitizations provided it has relinquished control over such assets. The Company may retain an interest in the financial assets it securitizes ("retained interests"), which may include assets in the form of residual interests in the special purpose entities established to facilitate the securitization. Any retained interests are included in Securities and other financial instruments owned (principally Mortgages and mortgage-backed) in the Consolidated Statement of Financial Condition. For further information regarding the accounting for securitization transactions refer to Note 1, Summary of Significant Accounting Policies – Consolidation Accounting Policies — Transfers of Financial Assets. During 2003 the Company securitized approximately $153 billion of financial assets including $126 billion of residential mortgages, $6 billion of commercial mortgages, and $21 billion of other asset-backed financial instruments.

At November 30, 2003 the Company had approximately $1.0 billion of non-investment-grade retained interests from its securitization activities (principally junior security interests in securitizations) including $0.2 billion of commercial mortgages, $0.6 billion of residential mortgages, and $0.2 billion of other asset-backed financial instruments. The Company records its trading assets at fair value, including those assets held prior to securitization, as well as any retained interests post securitization. Fair value is determined based on listed market prices, if available. When market prices are not available fair value is determined based on valuation pricing models that take into account relevant factors such as discount, credit and prepayment assumptions, and also considers comparisons to similar market transactions.

The table below outlines the key economic assumptions used in measuring the fair value of retained interests:

November 30, 2003	Residential Mortgages	Commercial Mortgages	Other Asset Backed
Weighted-average life	4 years	1 year	7 years
Annual prepayment rate	5 - 90 CPR	0 - 15 CPR	0 – 12 CPR
Credit loss assumption	0.5 – 7%	2 – 27%	3 – 12%
Weighted-average discount rate	21%	17%	3%

The table below outlines the sensitivity of the fair value of the retained interests to immediate 10% and 20% adverse changes in the above assumptions:

	November 30, 2003		
(In millions)	**Residential Mortgages**	**Commercial Mortgages**	**Other Asset Backed**
Prepayment speed:			
Impact of 10% adverse change	$ 2	$ –	$ –
Impact of 20% adverse change	$ 5	$ –	$ –
Assumed credit losses:			
Impact of 10% adverse change	$ 21	$ 6	$ 9
Impact of 20% adverse change	$ 40	$ 6	$ 18
Discount rate:			
Impact of 10% adverse change	$ 25	$ –	$ 23
Impact of 20% adverse change	$ 49	$ –	$ 45

The sensitivity analysis in the preceding table is hypothetical and should be used with caution because the above stresses are performed without considering the impact of hedges, which serve to reduce the Company's actual risk. In addition, these results are calculated by stressing a particular economic assumption independent of changes in any other assumption (as required by U.S. GAAP); in reality, changes in one factor often result in changes in another (for example, changes in discount rates will often impact expected prepayment speeds). Further, changes in the fair value based on a 10% or 20% variation in an assumption should not be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear.

Note 5. Securities Pledged as Collateral

The Company enters into secured borrowing and lending transactions to finance trading inventory positions, obtain securities for settlement, and meet customers' needs. The Company receives collateral in connection with resale agreements, securities borrowed transactions, customer margin loans and certain other loans. The Company is generally permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions. The Company carries secured financing agreements for financial reporting purposes on a net basis by counterparty when permitted under the provisions of Financial Accounting Standards Board Interpretation No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements" ("FIN 41").

At November 30, 2003 the fair value of securities received as collateral and securities owned that have not been sold, repledged or otherwise encumbered totaled approximately $15 billion. At November 30, 2003 the gross fair value of securities received as collateral that the Company was permitted to sell or repledge was approximately $351 billion. Of this collateral, approximately $343 billion at November 30, 2003 has been sold or repledged, generally as collateral under repurchase agreements or to cover securities and other financial instruments sold but not yet purchased. Included in the $343 billion at November 30, 2003 the Company had pledged securities, primarily fixed income, having a market value of approximately $27.1 billion as collateral for securities borrowed having a market value of approximately $26.9 billion.

The Company also pledges its own assets, principally to collateralize certain financing arrangements. These pledged securities, where the counterparty has the right, by contract or custom, to rehypothecate the financial instruments are classified as Securities and other financial instruments owned, pledged as collateral in the Consolidated Statement of Financial Condition as required by SFAS 140.

The carrying value of securities and other financial instruments owned that have been pledged or otherwise encumbered to counterparties where those counterparties do not have the right to sell or repledge was approximately $26 billion at November 30, 2003.

Note 6. Short-term Debt

The Company's short-term debt financing is comprised of the following:

(In millions)	November 30, 2003
Short-term debt:	
Payables to banks	$135
Master notes	14
Secured bank loans	12
Total short-term debt	$161

At November 30, 2003 the weighted average interest rates for short-term debt was 1.3%.

Note 7. Long-term Debt

	U.S. Dollar		Non-U.S. Dollar	
(In millions)	Fixed Rate	Floating Rate	Fixed Rate	November 30, 2003
Senior Notes:				
Maturing in fiscal 2004	$ -	$ -	$ -	$ -
Maturing in fiscal 2005	15	395	-	410
Maturing in fiscal 2006	551	-	18	569
Maturing in fiscal 2007	-	-	5	5
Maturing in fiscal 2008	-	-	701	701
Senior Notes	566	395	724	1,685
Subordinated Indebtedness:				
Maturing in fiscal 2004	191	2,900	-	3,091
Maturing in fiscal 2005	103	350	-	453
Maturing in fiscal 2006	331	-	-	331
Maturing in fiscal 2007	334	-	-	334
Maturing in fiscal 2008	661	111	-	772
December 1, 2008 and thereafter	209	239	-	448
Subordinated Indebtedness	1,829	3,600	-	5,429
Long-Term Debt	$2,395	$3,995	$ 724	$7,114

At November 30, 2003 the Company had approximately $1.8 billion available for the issuance of debt securities under various shelf registrations.

End-User Derivative Activities
The Company uses interest rate swaps as an end user to modify the interest rate characteristics of its long-term debt portfolio. At November 30, 2003 the notional amount of the Company's interest rate swaps related to its long-term debt obligations was approximately $1.9 billion. In addition, End-User Derivative Activities resulted in the following changes to the mix of fixed and floating rate debt and effective weighted-average rates of interest:

	November 30, 2003			
	Long-Term Debt		Weighted-Average	
($ in millions)	Before End-User Activities	After End-User Activities	Contractual Interest Rate	Effective Rate After End-User Activities
U.S. dollar obligations:				
Fixed rate	$2,395	$ 566		
Floating rate	3,995	5,824		
Total U.S. dollar	6,390	6,390	3.66%	2.23%
Non-U.S. dollar obligations	724	724		
Total	$7,114	$7,114	3.37%	2.08%

Note 8. Fair Value of Financial Instruments

SFAS No. 107 "Disclosures about Fair Value of Financial Instruments" requires the Company to report the fair value of financial instruments, as defined. Assets and liabilities that are carried at fair value include all of the Company's trading assets and liabilities including derivative financial instruments as described in Note 1, which are recorded as Securities and other financial instruments owned and Securities and other financial instruments sold but not yet purchased.

Assets and liabilities recorded at contractual amounts that approximate market or fair value include cash and cash equivalents, cash and securities segregated and on deposit for regulatory and other purposes, receivables, certain other assets, short-term debt and payables. The market values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of these instruments and their variable interest rates.

The Company's long-term debt is recorded at historical amounts unless designated as the hedged item in a fair value hedge under SFAS 133. The Company carries such hedged debt on a modified mark-to-market basis, which could differ from fair value, principally as a result of changes in the Company's credit worthiness.

The following table provides a summary of the fair value of the Company's long-term debt and related End-User Derivative Activities. The fair value of the Company's long-term debt was estimated using either quoted market prices or discounted cash flow analyses based on the Company's current borrowing rates for similar types of borrowing arrangements.

Fair Value of Long-Term Debt *(In millions)*	**November 30, 2003**
Carrying value of long-term debt	$7,114
Fair value of long-term debt	7,149
Unrecognized net loss on long-term debt	$ (35)

The Company carries its secured financing activities, including Securities purchased under agreements to resell, Securities borrowed, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings, at their original contract amount plus accrued interest. Because the majority of such financing activities are short-term in nature, carrying value approximates fair value. At November 30, 2003 the Company had $294 billion of such secured financing activities. As with the Company's long-term debt, its secured financing activities expose the Company to interest rate risk.

At November 30, 2003 the Company, as an end user, used derivative financial instruments with an aggregate notional amount of $8.1 billion to modify the interest rate characteristics of its secured financing activities. At November 30, 2003 the carrying values of these secured financing activities designated as fair value hedges approximated their fair values. Additionally, at November 30, 2003 the Company had approximately $22 million of unrecognized losses related to approximately $1.1 billion of long-term fixed rate repurchase activities.

Note 9. Commitments and Contingencies

In the normal course of business the Company enters into various commitments and guarantees, including lending commitments to high-grade and high-yield borrowers, liquidity commitments and other guarantees. In all instances, the Company marks to market these commitments and guarantees in the Consolidated Statement of Financial Condition.

Lending Related Commitments

In connection with its financing activities the Company had outstanding commitments under certain lending arrangements after consideration of hedges of approximately $1.5 billion at November 30, 2003. Before consideration of hedges, the Company had outstanding commitments under certain lending arrangements of approximately $2.2 billion at November 30, 2003. These commitments require borrowers to provide acceptable collateral, as defined in the agreements, when amounts are drawn under the lending facilities. Advances made under the above lending arrangements are typically at variable interest rates and generally provide for over-collateralization based on the borrowers' creditworthiness. In addition, at November 30, 2003 the Company had commitments to enter into forward starting secured reverse repurchase agreements and repurchase agreements of approximately $56.4 billion and $23.1 billion, respectively. These are principally secured by government and government agency obligations.

The Company, through its high grade and high yield sales, trading and underwriting activities, makes commitments to extend credit in loan syndication transactions. The Company uses various hedging and funding strategies to actively manage its market, credit and liquidity exposures on these commitments. In addition, total commitments are not indicative of actual risk or funding requirements, as the commitments may not be drawn or fully used. These commitments and any related draw downs of these facilities typically have fixed maturity dates and are contingent upon certain representations, warranties and contractual conditions applicable to the borrower.

The Company had credit risk associated with lending commitments to investment grade borrowers (after consideration of hedges) of approximately $1.7 billion at November 30, 2003. In addition, the Company had credit risk associated with lending commitments to non-investment-grade borrowers (after consideration of hedges) of $2.4 billion at November 30, 2003. Before consideration of hedges, the Company had commitments to investment and non-investment-grade borrowers of $5.3 billion and $2.6 billion respectively, at November 30, 2003. The Company had available undrawn borrowing facilities with third parties of approximately $1.9 billion at November 30, 2003 that can be drawn upon to provide funding for these commitments. These funding facilities contain limits for certain concentrations of counterparty, industry or credit ratings of the underlying loans.

In addition, the Company provided high yield contingent commitments related to acquisition financing of approximately $2.5 billion at November 30, 2003. The Company's intent is, and its past practice has been, to sell down significantly all the credit risk associated with these loans, if closed, through loan syndications consistent with the Company's credit facilitation framework. These commitments are not indicative of the Company's actual risk because the borrower's ability to draw is subject to there being no material adverse change in either market conditions or the borrower's financial condition, among other factors. In addition, these commitments contain certain flexible pricing features to adjust for changing market conditions.

Securities and other financial instruments sold but not yet purchased represent obligations of the Company to purchase the securities at prevailing market prices. Therefore, the future satisfaction of such obligations may be for an amount greater or less than the amount recorded. The ultimate gain or loss is dependent upon the price at which the underlying financial instrument is purchased to settle the Company's obligation under the sale commitment.

In the normal course of business the Company is exposed to credit and market risk as a result of executing, financing and settling various customer security and commodity transactions. These risks arise from the potential that customers or counterparties fail to satisfy their obligations and that the collateral obtained is insufficient. In such instances, the Company may be required to purchase or sell financial instruments at unfavorable market prices. The Company seeks to control these risks by obtaining margin balances and other collateral in accordance with regulatory and internal guidelines.

At November 30, 2003 the Company had private equity commitments to invest up to $97 million. The Company's private equity commitment of $97 million at November 30, 2003 will be funded as required through the end of the respective investment periods. In addition, the Company held approximately $170 million in energy-related principal investment commitments at November 30, 2003.

Subsidiaries of the Company, as general partner, are contingently liable for the obligations of certain public and private limited partnerships organized as pooled investment funds or engaged primarily in real estate activities. In the opinion of the Company, contingent liabilities, if any, for the obligations of such partnerships will not in the aggregate have a material adverse effect on the Company's consolidated financial position or results of operations.

Other Commitments and Guarantees

FIN 45 requires certain guarantee contracts to be recognized at the inception of such guarantee contract at fair value. The Company has followed a long-standing policy of recording guarantees, including derivative guarantees, at fair value and, accordingly, the adoption of FIN 45 did not affect the Company's financial position or results of operations. In accordance with FIN 45 the Company also is required to disclose certain guarantees, including derivative contracts that require the Company to make payments to a counterparty based on changes on an underlying instrument or index (e.g., security prices, interest rates, and currency rates). Derivatives that meet the FIN 45 definition of a guarantee include credit default swaps, written put options, written foreign exchange options and written interest rate caps and floors. According to FIN 45, derivatives are not considered guarantees if such contracts are cash settled and the Company has no basis to determine it is probable the derivative counterparty held the related underlying instrument. Accordingly, if these conditions were met, the Company has not included such derivative contracts in its guarantee disclosures.

At November 30, 2003 the maximum payout value of derivative contracts deemed to meet the FIN 45 definition of a guarantee was approximately $296 billion. For purposes of determining maximum payout, notional values were used; however, the Company believes the fair value of these contracts is a more relevant measure of these obligations. At November 30, 2003 the fair value of such derivative contracts approximated $6.6 billion. The Company believes the notional amounts greatly overstate the Company's expected payout. In addition, all amounts included above are before consideration of hedging transactions. These derivative contracts are generally highly liquid and the Company has substantially mitigated its risk on these contracts through hedges, such as other derivative contracts and/or cash instruments. The Company manages risk associated with derivative guarantees consistent with the Company's global risk management policies. The Company records derivative contracts, including those considered to be guarantees under FIN 45, at fair value in the Consolidated Statement of Financial Condition.

The Company had liquidity commitments of approximately $2.0 billion related to trust certificates backed by investment grade municipal securities at November 30, 2003. The Company's obligation under such liquidity commitments is typically limited by the fact that the Company's obligation generally ceases if the underlying assets are downgraded below investment grade or default.

At November 30, 2003 the Company was contingently liable for $0.7 billion letters of credit primarily used to provide collateral for securities and commodities borrowed and to satisfy margin deposits at option and commodity exchanges.

In the normal course of business the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. The

Company may also provide indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld due either to a change in, or an adverse application of, certain non-U.S. tax laws. The Company believes it is unlikely it will have to make material payments under these arrangements and no liabilities related to these arrangements have been recognized in the consolidated financial statements at November 30, 2003.

In connection with certain asset sales and securitization transactions the Company often makes representations and warranties about the assets conforming to specified guidelines. If it is later determined the underlying assets fail to conform to the specified guidelines the Company may have an obligation to repurchase the assets or indemnify the purchaser against any losses. To mitigate these risks, to the extent the assets being securitized may have been originated by other third parties, the Company seeks to obtain appropriate representations and warranties from these third parties upon acquisition of such assets.

Litigation
In the normal course of business the Company has been named a defendant in a number of lawsuits and other legal and regulatory proceedings. Such proceedings include actions brought against the Company and others with respect to transactions in which the Company acted as an underwriter or financial advisor, actions arising out of the Company's activities as a broker or dealer in securities and commodities and actions brought on behalf of various classes of claimants against many securities firms, including the Company. Although there can be no assurance as to the ultimate outcome, the Company generally has denied, or believes it has a meritorious defense and will deny, liability in all significant cases pending against it and it intends to defend vigorously each such case. After considering all relevant facts and established reserves, in the opinion of the Company such litigation will not, in the aggregate, have a material adverse effect on the Company's consolidated financial position or cash flows, but may be material to the Company's operating results for any particular period, depending on the level of income for such period.

Concentrations of Credit Risk
As a leading global investment bank the Company is actively involved in securities underwriting, brokerage, distribution and trading. These and other related services are provided on a worldwide basis to a large and diversified group of clients and customers including multinational corporations, governments, emerging growth companies, financial institutions and individual investors.

A substantial portion of the Company's securities and commodities transactions are collateralized and are executed with, and on behalf of, commercial banks and other institutional investors, including other brokers and dealers. The Company's exposure to credit risk associated with the non-performance of these customers and counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company.

Securities and other financial instruments owned by the Company include U.S. government and agency securities and securities issued by non-U.S. governments, which in the aggregate, represented 12% of the Company's total assets at November 30, 2003. In addition, collateral held by the Company for resale agreements represented approximately 28% of total assets at November 30, 2003 and consisted principally of securities issued by the U.S. government, federal agencies or non-U.S. governments. The Company's most significant industry concentration is financial institutions, which includes other brokers and dealers, commercial banks and institutional clients. This concentration arises in the normal course of the Company's business.

Lease Commitments

The Company leases office space and equipment primarily in the United States. Certain leases on office space contain escalation clauses providing for additional payments based on maintenance, utility and tax increases.

Minimum future rental commitments under non-cancelable operating leases (net of subleases of $72 million) are as follows:

(In millions)	**November 30, 2003**
Fiscal 2004	$ 94
Fiscal 2005	92
Fiscal 2006	90
Fiscal 2007	83
Fiscal 2008	81
December 1, 2008 and thereafter	674
	$ 1,114

Included in the above table are net rental commitments of approximately $445 million associated with properties that have been or will be vacated resulting from the Company's decision to exit certain of its New York City facilities (resulting from occupancy actions taken after the events of September 11th) and the consolidation of certain U.S. and foreign branches.

The Company allocates a portion of the costs associated with the above properties to certain related parties based on headcount usage.

Note 10. Capital Requirements

As a registered broker-dealer, LBI is subject to the Securities and Exchange Commission ("SEC") Rule 15c3-1, the Net Capital Rule, which requires LBI to maintain net capital of not less than the greater of 2% of aggregate debit items arising from customer transactions, as defined, or 4% of funds required to be segregated for customers' regulated commodity accounts, as defined. At November 30, 2003 LBI's regulatory net capital, as defined, of $2,033 million exceeded the minimum requirement by $1,853 million.

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB calculation"), as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At November 30, 2003 the Company had a reserve requirement for PAIB of $8 million. Additionally, the Company had $60 million of qualified securities or cash on deposit in a Special Reserve Bank Account at November 30, 2003.

The Company's "AAA" rated derivatives subsidiaries, Lehman Brothers Financial Products Inc. ("LBFP") and Lehman Brothers Derivative Products Inc. ("LBDP"), have established certain capital and operating restrictions that are reviewed by various rating agencies. At November 30, 2003 LBFP and LBDP each had capital that exceeded the requirements of the rating agencies.

Repayment of subordinated indebtedness and certain advances and dividend payments by LBI are restricted by the regulations of the SEC and other regulatory agencies. At November 30, 2003, $2,750 million of net assets of the Company were restricted as to the payment of dividends, principally as a result of regulations of the SEC and other regulatory agencies. In addition, certain covenants governing the indebtedness of LBI contractually limit its ability to pay dividends.

Note 11. Holdings' Benefit and Incentive Plans

The Company's employees participate in Holdings' various benefit and incentive plans. Through November 30, 2003 Holdings recognized its equity-based compensation costs in accordance with APB 25. Beginning in 2004 Holdings will adopt the fair-value method of accounting for equity-based employee awards using the prospective transition method permitted by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." The following is a description of Holdings' various benefit and incentive plans.

Employee Stock Purchase Plan
Holdings' Employee Stock Purchase Plan (the "ESPP") allows employees to purchase Common Stock at a 15% discount from market value, with a maximum of $25,000 in annual aggregate purchases by any one individual. The number of shares of Common Stock authorized for purchase by eligible employees is 12.0 million. At November 30, 2003 6.1 million shares of Common Stock had cumulatively been purchased by eligible employees through the ESPP.

1994 Management Ownership Plan
Holdings' 1994 Management Ownership Plan (the "1994 Plan") provides for the issuance of restricted stock units ("RSUs"), performance stock units ("PSUs"), stock options and other equity awards for a period of up to ten years to eligible employees. A total of 33.3 million shares of Common Stock may be granted under the 1994 Plan. At November 30, 2003 RSU, PSU and stock option awards with respect to 31.2 million shares of Common Stock have been made under the 1994 Plan of which 1.5 million are outstanding and 29.7 million have been converted to freely transferable Common Stock.

1996 Management Ownership Plan
During 1996 Holdings' stockholders approved the 1996 Management Ownership Plan (the "1996 Plan") under which awards similar to those of the 1994 Plan may be granted and under which up to 42.0 million shares of Common Stock may be subject to awards. At November 30, 2003 RSU, PSU and stock option awards with respect to 38.1 million shares of Common Stock have been made under the 1996 Plan of which 18.7 million are outstanding and 19.4 million have been converted to freely transferable Common Stock.

Employee Incentive Plan
The Employee Incentive Plan ("EIP") has provisions similar to the 1994 Plan and the 1996 Plan, and authorization from the Holdings' Board of Directors for the issuance of up to 246.0 million shares of Common Stock that may be subject to awards. At November 30, 2003 awards with respect to 204.5 million shares of Common Stock have been made under the EIP of which 125.3 million are outstanding and 79.2 million have been converted to freely transferable Common Stock.

Note 12. Holdings' Employee Benefit Plans

Holdings provides various pension plans for the majority of its employees worldwide. In addition, Holdings provides certain other postretirement benefits, primarily health care and life insurance, to eligible employees. The Company records as compensation and benefits its allocated share of the cost of these plans. The following summarizes Holdings' domestic employee benefit plans in which the Company's employees participate:

Employee Benefit Plan

(In millions)	Pension Benefits November 30, 2003	Postretirement Benefits November 30, 2003
Change in benefit obligation		
Benefit obligation at beginning of year	$ 644	$ 68
Service cost	19	2
Interest cost	42	5
Actuarial loss	101	8
Benefits paid	(24)	(6)
Projected benefit obligation at end of year	$ 782	$ 77
Change in plan assets		
Fair value of plan assets at beginning of year	$ 629	
Actual return on plan assets	70	
Employer contributions	150	
Benefits paid	(24)	
Fair value of plan assets at end of year	$ 825	
Funded (underfunded) status	$ 43	$ (77)
Unrecognized net actuarial loss/(gain)	449	5
Unrecognized prior service cost/(credit)	3	(3)
Prepaid benefit/(accrued) cost	$ 495	$ (75)
Discount rate	6.15%	6.15%
Rate of compensation increase	4.90%	5.00%
Accumulated benefit obligation	$ 746	

U.S. Plan Assets

The U.S. pension plan's assets are invested with the objective of meeting current and future benefit payments needs, while minimizing future contributions. Plan assets are invested with several investment managers. Assets are diversified among U.S. equities, U.S. fixed income securities, real estate and cash. The plan employs a mix of active and passive investment management programs. The strategic target allocation is approximately 65% U.S. equities, and 35% U.S. fixed income. The allocation of plan's assets is moving toward the strategic target allocation on an orderly and gradual basis. The investment sub-committee of the Company's pension committee reviews the asset allocation quarterly and with the approval of the pension committee determines when and how to rebalance the portfolio. The cash position at November 30, 2003 is higher than normal due to a significant contribution near year end that was subsequently invested in both equity and fixed income categories in December 2003. The plan does not have any dedicated allocation to Lehman Brothers common stock although the plan holds a minimal investment in Lehman Brothers common stock as a result of investment decisions made by various investment managers.

The weighted average plan asset allocations at year end were as follows:

November 30	U.S. Plan Assets 2003
U.S. Pension	
Equity Securities	53%
Debt Securities	23%
Real Estate	2%
Cash	22%
Totals	100%

The Company does not expect it to be necessary to contribute to its pension plans in 2004.

Estimated Future U.S. Benefit Payments
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(In millions)	Pension Benefits	Postretirement
Fiscal 2004	$ 24	$ 4
Fiscal 2005	26	4
Fiscal 2006	28	5
Fiscal 2007	30	5
Fiscal 2008	33	5
Fiscal 2009 – 2013	209	22

Post Retirement Benefits
For measurement purposes, the annual health care cost trend rate was assumed to be 11% for the year ending November 30, 2004. The rate was assumed to decrease 1% per year until it reaches 5% and remain at that level thereafter.

Assumed health care cost trend rates have an effect on the amount reported for postretirement benefits. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(In millions)	1% Point Increase	1% Point Decrease
Effect on postretirement benefit obligation at November 30, 2003	$ 4.1	$ (3.9)

Note 13. Income Taxes

The Company's income is included in the consolidated U.S. federal income tax return of Holdings and its subsidiaries. The income tax provision for the Company is computed in accordance with the tax sharing agreement between Holdings and its subsidiaries. In accordance with this agreement, the balance due to Holdings at November 30, 2003 was $553 million.

Deferred income taxes are provided for the differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. These temporary differences will result in future income or deductions for income tax purposes and are measured using the enacted tax rates that will be in effect when such items are expected to reverse. The Company provides for deferred income taxes on undistributed earnings of foreign subsidiaries.

The net deferred tax assets are included in Other assets in the accompanying Consolidated Statement of Financial Condition. It is anticipated the Company's net deferred tax assets will be realized, therefore no valuation allowance has been recorded against deferred tax assets.

At November 30, 2003 the deferred tax assets and liabilities consisted of the following:

(In millions)	November 30, 2003
Deferred tax assets:	
Liabilities / accruals not currently deductible	$ 63
Unrealized trading and investment activity	46
Net operating loss carryfowards	12
Other	20
Deferred tax assets	141
Deferred tax liabilities	–
Net deferred tax assets	$ 141

The Company has approximately $35 million of federal net operating loss carryfowards, which are subject to separate company limitations. These net operating loss carryfowards are scheduled to expire in 2023.

In accordance with the tax sharing agreement with Holdings, the Company was reimbursed for $291 million of net deferred tax assets in 2003. The net deferred tax assets transferred in 2003 were principally comprised of unrealized trading activity, liabilities and other accruals not currently deductible and deferred compensation.

Note 14. Regulatory Settlement

In the fourth quarter of 2002 the Company's Retained earnings was reduced by $56 million for after-tax costs associated with an agreement with various Federal and State regulatory authorities to settle inquiries related to alleged conflicts of interest involving equity research analysts. The agreement included certain organizational structural reforms, including providing independent research to clients in the future, as well as the payment of $80 million, including $50 million in retrospective relief, $5 million for investor education and $25 million (over the course of 5 years) to purchase independent research. The net after-tax amount of this regulatory settlement was paid to the Company by Holdings in the form of a capital contribution.

Note 15. September 11th Related (Recoveries)/Expenses, Net and Real Estate Restructuring

As a result of the September 11, 2001 terrorist attack, the Company's leased facilities in the World Trade Center were destroyed and its leased and owned facilities in the World Financial Center ("WFC") complex (including the 3 World Financial Center building owned jointly with American Express) were significantly damaged. All employees and operations in the downtown New York area were displaced. Key business activities and necessary support functions were quickly relocated to the Company's back-up facilities in New Jersey and to various other temporary sites.

Holdings had significant levels of insurance in place to cover the losses resulting from the terrorist attack including a policy covering damage to the core and shell of the 3 WFC building and a separate policy covering the property damage at the WTC and WFC facilities, losses resulting from business interruption and extra expenses associated with the relocation to, and occupancy of, the temporary facilities.

During the fourth quarter of 2002, after further consideration of maintaining real-estate in both downtown and midtown New York City locations, the Company decided to completely exit its downtown area facilities. As a result, the Company recognized a charge in the fourth quarter of 2002 relating to decisions to exit excess space resulting from occupancy actions taken following September 11th. The charge relates to sublease losses on the Company's facilities at 1 World Financial Center and 399 Park Avenue. During 2002 the Company recorded a charge for costs associated with the consolidation or closure of certain U.S. branch locations. During 2003 the Company recorded a real estate charge that represented an adjustment of the real estate charge recognized in 2002 and reflected a continued softening in the New York metropolitan area sublease market since 2002.

These charges were recognized in accordance with EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The Company expects substantially all of such facilities will be subleased by the end of 2004. At November 30, 2003 a liability of $177 million is included in Accrued liabilities and other payables in the Consolidated Statement of Financial Condition, related to these charges.

Note 16. Related Party Transactions

In the normal course of business the Company engages in various securities trading, investment banking and financing activities with Holdings and many of its subsidiaries (the "Related Parties"). Various charges, such as compensation and benefits, occupancy, administration and computer processing are allocated among the Related Parties based on specific identification and other allocation methods.

Holdings has allocated to the Company the cost of certain employees and space in various New York City and surrounding locations. In addition, the Company charges other affiliates of Holdings for services it provides and also has certain revenue sharing arrangements. A portion of these reimbursements are variable in nature.

Holdings and subsidiaries of Holdings raise money through short- and long-term funding in the capital markets, which is used to fund the operations of certain of the Company's wholly-owned subsidiaries. Advances from Holdings and other affiliates were $13.2 billion at November 30, 2003.

In connection therewith, advances from Holdings aggregating approximately $9.9 billion at November 30, 2003 are generally payable on demand. The average interest rate charged on these advances is primarily based on Holdings' average daily cost of funds, which was 1.22% for the year ended November 30, 2003. At November 30, 2003 the Company has $1.3 billion of Senior notes with Holdings and subsidiaries of Holdings. The Company also had borrowings from Holdings and subsidiaries of Holdings classified as subordinated indebtedness of approximately $3.3 billion at November 30, 2003. In addition, the Company has advances from other subsidiaries of Holdings aggregating approximately $3.3 billion at November 30, 2003 with various repayment terms.

At November 30, 2003 the Company has $20.2 billion of Securities purchased under agreements to resell and $15.1 billion of Securities sold under agreements to repurchase with Holdings and subsidiaries of Holdings. Additionally, at November 30, 2003 the Company has $1.5 billion and $2.4 billion included within Derivatives and other contractual agreements owned and sold but not yet purchased, respectively, with Holdings and subsidiaries of Holdings.

The Company believes amounts arising through related party transactions, including those allocated expenses referred to above, are reasonable and approximate the amounts that would have been recorded if the Company operated as an unaffiliated entity.

During 2003 the Company distributed $1,080 million to Holdings as dividends. Additional information about the Company's regulatory settlement can be found in Note 14 to the consolidated financial statements.